Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

FIRST QUARTER SALES REMAIN CONSTRAINED BY SEMICONDUCTOR SHORTAGES CUSTOMER ORDER BOOK GROWS TO A RECORD 200K UNITS

•	Retail sales in the quarter flat vs Q4 as renewed Covid-19 lockdowns in China restricted local production and forced the temporary closure of some dealers
•	Record order book reflects strong demand for New Range Rover, New Range Rover Sport and Defender in particular
•	Continue to expect sales to improve over the remainder of the financial year as chip supply gradually improves

Gaydon, UK, 8 July 2022: Jaguar Land Rover today reported sales volumes for the threemonth period to 30 June 2022. Despite a record order book, sales continue to be constrained by the global chip shortage, compounded by the run out of the prior model Range Rover Sport, with deliveries just starting, and the impact of Covid lockdowns in China.

Retail sales for the quarter ending 30 June 2022 were 78,825 vehicles, broadly flat (183 units lower) compared with the previous quarter ending 31 March 2022 and down 37% (46k units) from the quarter a year ago ending 30 June 2021. Compared to the prior quarter, retails were higher in UK (+10%) and Europe (+49%) but were lower in China (-5%), North America (-30%) and Overseas (-10%) reflecting the transition to new models and delivery times to these markets.

Wholesale volumes were 71,815 units in the period (excluding our China Joint Venture), down 6% compared to the previous quarter ending 31 March 2022.

The Company continues to see strong demand for its products, with global retail orders again setting new records in the quarter. As at the 30 June 2022, the total order book has grown to almost 200,000 units, up around 32,000 orders from the 31 March 2022. Demand for the New Range Rover, New Range Rover Sport and Defender are particularly strong with over 62,000, 20,000 and 46,000 orders respectively.

Jaguar Land Rover expects to report unaudited results for the 3 months ending 30 June 2022 in late July.

Q1 retail sales summary:

	Q1 April - June 2022
	Units	QoQ% change	YoY% change
Jaguar Land Rover	78,825	0%	(37)%
Jaguar	15,207	4%	(48)%
Land Rover	63,618	(1)%	(33)%

ENDS

Notes to Editors

About Jaguar Land Rover: Reimagining the future of modern luxury by design

Jaguar Land Rover is reimagining the future of modern luxury by design through its distinct, British brands.

Our current model range embraces fully electric, plug-in hybrid and mild-hybrid vehicles, as well as the latest diesel and petrol engines. Our class-leading Jaguars and Land Rovers are in demand around the world and in Fiscal 2021/22 we sold 376,381 vehicles in 123 countries. Land Rover is the global leader of luxury SUVs through its three families of Range Rover, Discovery and Defender. Jaguar is the first ever brand to offer a premium all-electric performance SUV, the Jaguar I-PACE

At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities, an Engine Manufacturing Centre and a Battery Assembly Centre in the UK We also have vehicle plants in China, Brazil, India, Austria and Slovakia. Three of our seven technology hubs are in the UK - Manchester, Warwick (NAIC) and London - with additional sites in Shannon, Ireland, Portland, USA, Budapest, Hungary and Shanghai, China.

Central to our Reimagine strategy is the electrification of both the Land Rover and Jaguar brands with two clear, distinct personalities. All Jaguar and Land Rover nameplates will be available in pure electric form by the end of the decade. This marks the start of the company's journey to become a net zero carbon business across its supply chain, products and operations by 2039.

To help the company meet this objective, Jaguar Land Rover has committed to reducing greenhouse gas emissions across its operations by 46 per cent, and across its value chains by 54 per cent, by 2030. The goals, which are approved by the Science Based Targets initiative (SBTi), confirm the company's pathway to a 1.5°C emissions reduction in line with the Paris Agreement.

As a wholly owned subsidiary of Tata Motors since 2008, Jaguar Land Rover has unrivalled access to leading global players in technology and sustainability within the wider Tata Group.

Jaguar Land Rover PR social channels:

Twitter: @jaguarlandrover

LinkedIn: @JaguarLandRover

For more information visit www.media.jaguarlandrover.com or contact:

David Wrottesley

Global External Corporate Communications Manager

T: +44 (0)7846091167

E: dwrottes@jaguarlandrover.com

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 86 consolidated subsidiaries, 2 joint operations, 4 joint ventures and 11 equity-accounted associates, including their subsidiaries, in respect of which we exercise significant influence as at March 31, 2022, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.